Form 10-K, Exhibit 13
period 1996-06-30
OBJECTIVE SYSTEMS INTEGRATORS INC
filed 1996-09-27
CIK 892191

                                                                    EXHIBIT 13.1

SELECTED CONSOLIDATED FINANCIAL DATA
(in thousands, except per share amounts)

- -------------------------------------------------------------------------------------------
YEAR ENDED JUNE 30,                          1996      1995      1994       1993      1992
- -------------------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF INCOME DATA:
  Total revenues........................   $ 55,918   $36,011   $19,069   $ 8,659   $ 3,721
  Gross profit..........................     42,733    26,421    13,583     5,663     2,622
  Income from operations................     13,847    11,822     6,375     2,806       521
  Net income............................      9,675     7,178     3,729     1,936       446
  Net income per share..................   $   0.29   $  0.23   $  0.13   $  0.07   $  0.02
  Shares used in per share computation..     33,447    31,410    29,013    27,617    26,612
- -------------------------------------------------------------------------------------------
- -------------------------------------------------------------------------------------------
JUNE 30,                                      1996      1995      1994      1993      1992
- -------------------------------------------------------------------------------------------
 CONSOLIDATED BALANCE SHEET DATA:
  Cash and cash equivalents.............   $ 53,988   $   763   $   405   $   742   $   685
  Working capital.......................     84,805     3,925     3,872     1,641       320
  Total assets..........................    106,513    21,011    10,511     4,138     2,004
  Long-term obligations.................         --        --         1        29        42
  Total shareholders' equity............     95,058    14,062     6,502     2,303       346
- -------------------------------------------------------------------------------------------

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

The following Management's Discussion and Analysis of Financial Condition and Results of Operations contains forward looking statements that involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in these forward looking statements as a result of certain factors discussed herein.

OVERVIEW

The Company develops, markets and supports object-oriented, client/server software systems for network operations support and management. The Company was founded in June 1989 and began shipments of NetExpert in August 1990. As of June 30, 1996, the Company had directly or indirectly licensed its products to more than 150 customers worldwide. The Company has experienced substantial revenue growth in each of the last three fiscal years and has been profitable in each of the last twelve quarters.

Revenue from licenses, service and support of the Company's NetExpert product line has accounted for substantially all of the Company's revenues since inception. A typical NetExpert sale generally includes a combination of license fees, fees for professional services and fees for customer support and training. The Company believes that revenue from the licenses, service and support of the NetExpert product line will continue to account for substantially all of the Company's total revenue for the foreseeable future. A significant portion of the Company's revenues has been, and will continue to be, derived from substantial orders placed by large organizations. The timing of these orders and their fulfillment has caused and will continue to cause material fluctuations in the Company's operating results, particularly on a quarterly basis. The Company believes that its quarterly revenues and operating results are likely to vary significantly in the future, that period-to-period comparisons of its revenue and results of operations are not necessarily meaningful and that quarterly revenues should not be relied upon as indications of future performance.

The Company distributes and sells NetExpert to end users in North America primarily through a direct sales organization. Outside of North America, the Company sells its products and services through systems integrators, local distributors and, to a lesser extent, through an in-region direct sales force. The Company intends to enter into additional international markets and to continue to expand its operations outside of North America by expanding its direct sales force, opening additional in-region customer support and sales offices, adding distributors and pursuing additional strategic relationships.

RESULTS OF OPERATIONS

The following table sets forth, as a percentage of total revenues, statement of income data for the periods indicated.


               -------------------------------------------------------
               YEAR ENDED JUNE 30,               1996     1995    1994
               -------------------------------------------------------
               Revenues:
                 License                           69%     64%     61%
                 Service and other                 31      36      39
                                              -----------------------
                   Total revenues                 100     100     100
                                              -----------------------

               Cost of revenues:
                 License                            2       5       6
                 Service and other                 22      22      23
                                              -----------------------
                   Total cost of revenues          24      27      29
                                              -----------------------
               Gross profit                        76      73      71
                                              -----------------------

               Operating expenses:
                 Sales and marketing               26      21      19
                 Research and development          13      11       9
                 General and administrative        12       8      10
                                              -----------------------
                   Total operating expenses        51      40      38
                                              -----------------------

               Income from operations              25      33      33
               Other income (expense), net          3       1      --
                                              -----------------------
               Income before income taxes          28      34      33
               Provision for income taxes          11      14      13
                                              -----------------------
               Net income                          17%     20%     20%
                                              =======================
               ------------------------------------------------------

REVENUES

The Company's revenues are derived from license fees and fees for a full range of services complementing its products, including professional services, software maintenance, customer support and training. Software licenses are generally granted and priced on a per seat basis, although the Company may grant site, network-wide or enterprise-wide licenses for larger installations. The Company's software licenses generally provide for an initial license fee and are non-royalty bearing. Revenue from software licenses for which collectibility is probable and customer acceptance is not dependent on the fulfillment of other significant vendor obligations is generally recognized upon shipment and customer acceptance. Costs associated with insignificant vendor obligations are accrued. Revenue from software licenses with other significant vendor obligations is generally recognized using contract accounting on a percentage of completion basis, using input or output measuring as appropriate.

Although the Company's license agreements generally do not provide for a right of return, reserves are maintained for returns and potential credit losses, neither of which has had a material effect on the Company's results of operations or financial condition through June 30, 1996. The Company offers 12-month support contracts to its customers which entitle the customer to unlimited telephone support, product updates and product maintenance during the support period. Maintenance revenues from ongoing customer support and product upgrades are deferred and recognized ratably over the term of the maintenance agreement, typically 12 months. Payments for maintenance fees are generally made in advance and are non-refundable. Revenues for training, consulting and professional services are recognized as the services are performed and acceptance criteria have been met.

Total revenues increased by 55% from $36.0 million in fiscal 1995 to $55.9 million in fiscal 1996 and by 89% from $19.1 million in fiscal 1994 to $36.0 million in fiscal 1995. Total revenues increased in each period primarily due to increased licenses of NetExpert, and, to a lesser extent, an increase in professional services and support fees. The Company's product and service list prices did not change significantly during the comparison periods.


                                                                      YEAR ENDED JUNE 30,
                             ------------------------------------------------------------
                                                  REVENUES             PERCENTAGE CHANGE
                                                (IN MILLIONS)          (FROM PRIOR YEAR)
                             ---------------------------------  -------------------------
REVENUES BY TYPE                1996       1995        1994        1996           1995
- --------------------------------------------------------------  -------------------------
License revenues                $38.5     $23.1       $11.6         67%            99%
Service and other revenues       17.4      12.9         7.5         35%            72%
                                ---------------------------
     Total revenues             $55.9     $36.0       $19.1         55%            89%
                                ===========================
- -----------------------------------------------------------------------------------------

     LICENSE REVENUES License revenues as a percentage of total revenues were 69%, 64% and 61% in fiscal 1996, 1995 and 1994, respectively. Substantially all of the period-to-period growth in license revenues was derived from new customer installations of NetExpert, as NetExpert continued to gain market acceptance, as well as from licenses of additional applications and development tools to existing customers.

The Company anticipates that license revenues will continue to represent a majority of its total revenues for the foreseeable future. The Company believes that historic growth rates of the Company's license revenues should not be relied upon as an indication of growth rates for any future period. The Company also believes that competition in its markets is likely to increase, which could result in price reductions, reduced gross margins or loss of market share, any of which could have a material adverse effect on the Company's business, operating results and financial condition.

     SERVICE AND OTHER REVENUES Service and other revenues as a percentage of total revenues were 31%, 36% and 39% in fiscal 1996, 1995 and 1994, respectively. The growth in service and other revenues in absolute dollars for each period was primarily attributable to higher demand for the Company's professional services, including requirements analysis, project management, system design, customization and installation in connection with the increased number of licenses of NetExpert and, to a lesser extent, an incremental increase in maintenance, customer support and training revenues resulting from the larger installed base of NetExpert.

The Company anticipates that service and other revenues will continue to represent a significant portion of its total revenues in future periods, primarily as a result of continued demand for professional services in connection with increased licenses of NetExpert, renewal of existing support contracts and incremental support revenues attributable to the increasing installed base of NetExpert. The Company believes that prior growth rates of the Company's service and other revenues may not be sustainable and should not be relied upon as an indication of growth rates for any future period.

Revenues from outside of the United States represented 31%, 24% and 26% of total revenues for fiscal 1996, 1995 and 1994, respectively. Revenues from customers in Asia and the Pacific Rim accounted for 23% of total revenues in fiscal 1996 compared to 12% in 1995 and 13% in 1994. Sales to European customers accounted for 5% of total revenues in fiscal 1996 compared to 6% in 1995 and 4% in 1994. The Company expects that international revenues will continue to account for a significant portion of its total revenues in future periods. The Company intends to enter additional international markets and continue to expand its existing international operations. The Company's international business involves a number of inherent risks, including longer receivable collection periods, greater difficulty in collections, difficulty in staffing and managing operations, a longer sales cycle, potentially unstable political and economic conditions, language barriers, cultural differences, seasonality, unexpected changes in regulatory requirements, including a slowdown in the rate of privatization of telecommunications services providers, reduced protection for intellectual property rights, potentially adverse tax consequences, tariffs, and other trade barriers. In addition, access to foreign markets is often difficult due to the established relationships between government owned or controlled communications companies and local suppliers of communications products. There can be no assurance the Company will be able to successfully penetrate international markets. In addition, there can be no assurance that the Company will be able to sustain or increase revenue derived from international licensing and services or that the above factors will not have a material adverse effect on the Company's future international business and, consequently, on the Company's overall business, operating results and financial condition.

COST OF REVENUES

     COST OF LICENSE REVENUES    Cost of license revenues consists primarily of
license fees paid to third-party software vendors and the costs of product media and duplication, manuals, packaging materials, shipping expenses, amortization of capitalized software costs and related labor costs. Cost of license revenues were $1.2 million, $1.7 million and $1.1 million in fiscal 1996, 1995 and 1994, respectively, resulting in gross profit from license revenues of 97%, 93% and 91%, respectively. The improvements in gross profit from license revenue in each period resulted primarily from reduced license fees paid to third-party software vendors.

     COST OF SERVICE AND OTHER REVENUES   Cost of service and other revenues
consists primarily of personnel costs for providing professional services, consulting fees paid to third-party providers of professional services, and costs for telephone support, maintenance, shipment of product upgrades and customer training. Cost of service and other revenues were $11.9 million, $7.9 million and $4.4 million in fiscal 1996, 1995 and 1994, respectively, resulting in gross profit from service and other revenues of 31%, 39% and 41%, respectively. Gross profit from service and other revenues decreased as a result of increased personnel-related costs, as the Company continued to build its customer support and training organizations. The Company believes that cost of service and other revenue will increase in absolute dollars and may increase as a percentage of service and other revenue in the future as a result of continued investment in its service organization.

OPERATING EXPENSES

     SALES AND MARKETING   Sales and marketing expenses consist primarily of
salaries, commissions and bonuses for sales and marketing personnel, facilities costs associated with the Company's sales and customer support offices, promotional expenses and contract administration. Sales and marketing expenses were $15.1 million, $7.8 million and $3.6 million, or 26%, 21% and 19% of total revenues, in fiscal 1996, 1995 and 1994, respectively. The increase in sales and marketing expenses resulted primarily from the expansion of the Company's sales and marketing organization, expansion of the Company's indirect sales channels, particularly outside of North America, increased spending on contract administration and increased expenses for trade shows, advertising and other marketing programs. The Company expects that sales and marketing expenses in future periods will continue to increase in absolute dollars, and may increase as a percentage of total revenues.

     RESEARCH AND DEVELOPMENT   Research and development expenses were $7.1
million, $4.0 million and $1.8 million, or 13%, 11% and 9% of total revenues, in fiscal 1996, 1995 and 1994, respectively. The increase in research and development expenses was primarily attributable to increased staffing and associated equipment, facilities and support for software engineers. The Company anticipates that it will continue to commit significant resources to research and development in future periods to enhance and extend its core technology and product line. The Company expects that research and development expenses in future periods will continue to increase in absolute dollars, and may increase as a percentage of total revenues.

In accordance with Statement of Financial Accounting Standards No. 86, Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed, costs for the research and development of new software products and substantial enhancements to existing software products are expensed as incurred until technological feasibility of the product has been established, at which time additional costs are capitalized. The Company did not capitalize any software development costs during fiscal 1996. The Company capitalized certain software development costs, including the costs of purchased software, totaling approximately $210,000 and $484,000 in fiscal 1995 and 1994, respectively. These costs are amortized over the estimated economic life of the underlying product, generally not exceeding three years. See Note 2 of Notes to Consolidated Financial Statements.

     GENERAL AND ADMINISTRATIVE   General and administrative expenses consist
primarily of personnel costs for finance, human resources, network and information systems and general management, as well as insurance and professional services expenses. General and administrative expenses were $6.7 million, $2.8 million and $1.8 million, or 12%, 8% and 10% of total revenues, in fiscal 1996, 1995 and 1994, respectively. The increase in general and administrative expenses resulted primarily from increased staffing, facilities costs and associated expenses necessary to manage and support the Company's growth. The Company is in the process of supplementing its executive management team. As a result, the Company expects that general and administrative expenses will increase in future periods as such individuals are hired.

The Company has recorded deferred compensation expense with respect to certain stock options granted since February 1994. The amortization of deferred compensation expense is recorded in each of sales and marketing, research and development and general and administrative expenses. The amortization of deferred compensation expense resulted in a charge to operations of $424,000, $382,000 and $470,000 for fiscal 1996, 1995 and 1994, respectively, and will result in charges in future periods aggregating approximately $1.0 million to be amortized through June 1999 over the vesting periods of the related stock options.

     OTHER INCOME (EXPENSE), NET    Other income (expense), net was $2.0
million, $260,000 and ($107,000), or 3%, 1% and 0% of total revenues, in fiscal 1996, 1995 and 1994, respectively. The increase in 1996 was primarily due to interest income earned on the Company's cash and cash equivalents primarily resulting from the net proceeds of the Company's initial public offering of Common Stock in December 1995.

PROVISION FOR INCOME TAXES

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes. The provision for income taxes includes federal, state and foreign income taxes. The effective tax rate in fiscal 1996 was 39% and in 1995 and 1994 was 41%. The effective tax rates for such periods differ from the federal statutory rate primarily due to state income taxes, partially offset by certain research and development tax credits. See Note 5 of Notes to Consolidated Financial Statements.

FACTORS THAT MAY AFFECT FUTURE RESULTS

The Company's quarterly operating results have in the past and will in the future vary significantly depending on the timing of large orders and shipments. The fluctuation in quarterly license revenues is due to the timing of large orders by customers such as AT&T Wireless and Sprint. Large orders are typically preceded by long sales cycles and, accordingly, it has been and will continue to be difficult to predict the timing of these orders. The Company expects that quarterly license revenues will continue to vary significantly based upon the timing of large orders. The failure to obtain large orders during any given reporting period, for whatever reason, would have a material adverse effect on the Company's business, operating results and financial condition.

The Company's quarterly operating results have also varied significantly depending on factors such as capital spending patterns of the Company's customers, changes in pricing policies by the Company or its competitors, the lengthy sales cycles of the Company's products, increased competition, the cancellation of licenses or support agreements, changes in operating expenses, personnel changes, fluctuation in the demand for NetExpert, the number, timing and significance of new product and product enhancement announcements by the Company and its competitors, the ability of the Company to develop, introduce and market new and enhanced versions of NetExpert on a timely basis, the mix of direct and indirect sales and general economic factors, among others.

Due to the foregoing factors, the implementation by the Company of a new forecasting and budgeting system that has not been tested against historical results, and the addition of new senior management who initially will have limited historical perspective regarding the Company's operations, quarterly revenue and operating results have been and will continue to be difficult to forecast.

Revenues are also difficult to forecast because the Company's sales cycle, from initial evaluation to product shipment, varies substantially from customer to customer. The purchase of a network operations support and management application generally involves a significant commitment of capital, with the attendant time requirements often associated with customers' internal procedures to approve large capital expenditures and test and accept new technologies that affect mission critical operations. For these and other reasons, the sales cycle associated with the purchase of the Company's products is typically lengthy and subject to a number of significant risks, including customers' budgetary constraints and internal acceptance reviews, over which the Company has little or no control.

In addition, the Company typically realizes a significant portion of license revenues in the last month of a quarter, frequently in the last weeks or even days of a quarter. The Company's expense levels are based, in part, on its expectations as to future revenues. If revenues are below expectations, operating results are likely to be materially adversely affected. In particular, because only a small portion of the Company's expenses varies with revenue, net income may be disproportionately affected by a decrease from anticipated revenue. The Company's business has experienced and is expected to continue to experience significant seasonality, in part due to an increase in capital expenditures by customers in certain quarters. The Company has historically had higher sales for its software products during the quarter ending in December and weaker sales during the quarter ending in March. The Company believes this pattern will continue.

Based upon all of the foregoing, the Company believes that quarterly revenues and operating results are likely to vary significantly in the future. The Company also believes that period-to-period comparisons of its results of operations are not necessarily meaningful and should not be relied upon as indications of future performance. Further, it is likely that in some future quarter the Company's revenue or operating results will be below the expectations of public market analysts and investors. In that event, the price of the Company's Common Stock will be materially adversely affected.

LIQUIDITY AND CAPITAL RESOURCES

Since its inception, the Company has funded its operations primarily through cash generated from operations, sales of its common stock, and to a lesser extent, capital equipment leases. For the year ended June 30, 1996, cash used in operating activities of $3.1 million was primarily attributable to increases in receivables, partially offset by growth in payables and deferred revenue. Cash used in investing activities of $3.4 million in the year ended June 30, 1996 related primarily to $7.6 million in capital expenditures partially offset by repayment of loans to shareholders of $4.2 million. Cash flows from financing activities of $59.8 million in the year ended June 30, 1996 were primarily attributable to the net proceeds of $59.5 million from the Company's initial public offering in November 1995 and, to a lesser extent, $672,000 from the exercise of stock options to purchase common stock, partially offset by repayment of the Company's line of credit.

As of June 30, 1996, the Company had working capital of approximately $84.8 million, including $54.0 million in cash and cash equivalents. In addition, the Company has an unsecured revolving line of credit with a bank, pursuant to which the Company may borrow up to $5.0 million. Under the line of credit, which expires in November 1996, borrowings bear interest at either (i) a fluctuating rate per annum equal to the prime lending rate in effect or (ii) a fixed rate per annum equal to 2% above the London Interbank Offered Rate. As of June 30, 1996, there were no borrowings outstanding under the line of credit. The agreement, among other conditions and restrictions, contains certain financial covenants and as of June 30, 1996, the Company was in compliance with these provisions.

From time to time, certain accounts receivable of the Company remain outstanding beyond their payment terms. The Company maintains an allowance for doubtful accounts that it believes is adequate to cover any potential credit losses. As of June 30, 1996, accounts receivable of approximately $8.6 million had been outstanding for more than 120 days, of which approximately $5.9 million were beyond payment terms. The reason such accounts are beyond payment terms varies from customer to customer but generally relates primarily to delays in the launch of the customer's system in which the Company's product is included and international customers, which typically are granted longer payment terms. Approximately $5.2 million of the accounts receivable outstanding greater than 120 days as of June 30, 1996 were due from eight customers of the Company. Management of each of these customers has acknowledged to the Company the customer's obligation to pay the amounts due. There is no dispute regarding acceptance of the product or the amount of the receivable. Each of these organizations continues to license products and purchase services from the Company. In addition, the Company believes that each of these customers is financially capable of paying the receivable.

The Company currently has no material commitments for capital expenditures, although management intends to continue to support the growth of its operations. In fiscal 1996, the Company incurred approximately $7.6 million in capital expenditures, which primarily related to investment in computer hardware and software and networking and communications equipment. Management expects to continue to support the growth of the

Company's operations in fiscal 1997 and estimates that the Company will incur capital expenditures equal to or in excess of fiscal 1996 spending.

The Company believes that existing cash balances and cash flow from operations will be sufficient to support the Company's working capital requirements for at least the next twelve months. Thereafter, if cash generated from operations is insufficient to satisfy the Company's working capital requirements, the Company may be required to raise additional funds. No assurance can be given that additional financing will be available or that, if available, such financing will be obtainable on terms favorable to the Company or its shareholders. To the extent the Company raises additional capital by issuing equity or convertible debt securities, ownership dilution to the Company's shareholders will result. In the event that adequate funds are not available, the Company's business may be adversely affected.

                      OBJECTIVE SYSTEMS INTEGRATORS, INC.
                          CONSOLIDATED BALANCE SHEETS

- ---------------------------------------------------------------------------------------------
                                                                                JUNE 30,
- ---------------------------------------------------------------------------------------------
(in thousands)                                                             1996        1995
ASSETS
Current assets:
  Cash and cash equivalents.........................................     $ 53,988     $   763
  Accounts receivable (net of allowances of $987 in 1996
    and $360 in 1995)...............................................       32,198       8,918
  Income tax refund receivable......................................        7,710          --
  Deferred income taxes.............................................        1,446         462
  Prepaid expenses and other current assets.........................          918         731
                                                                         --------     -------
     Total current assets...........................................       96,260      10,874
Property and equipment - net........................................        9,822       5,116
Notes receivable from shareholders..................................           --       4,412
Other assets (net of accumulated amortization of $748 in 1996
 and $527 in 1995)..................................................          431         609
                                                                         --------     -------
     Total assets...................................................     $106,513     $21,011
                                                                         ====================

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable..................................................     $  3,462     $ 1,861
  Accrued compensation..............................................        2,353       1,017
  Accrued liabilities...............................................          291         431
  Income taxes payable..............................................           --         233
  Deferred revenue..................................................        5,349       3,007
  Line of credit....................................................           --         400
                                                                         --------     -------
     Total current liabilities......................................       11,455       6,949
                                                                         --------     -------
Commitments
Shareholders' equity:
  Preferred stock, no par value: 5,000 shares in 1996 and 36,251 shares in 1995 authorized; none in 1996 and 27,037 shares in
    1995 issued and outstanding.....................................           --       1,084
  Common stock, no par value: 50,000 shares in 1996 and 25,000 shares in 1995 authorized; 31,301 shares in 1996 and 1
    share in 1995 issued and outstanding............................       73,207       1,226
  Deferred stock compensation.......................................         (996)     (1,420)
  Retained earnings.................................................       22,847      13,172
                                                                         --------     -------
     Total shareholders' equity.....................................       95,058      14,062
                                                                         --------     -------
     Total liabilities and shareholders' equity.....................     $106,513     $21,011
                                                                         ====================
- ---------------------------------------------------------------------------------------------

                See notes to consolidated financial statements.

                      OBJECTIVE SYSTEMS INTEGRATORS, INC.
                       CONSOLIDATED STATEMENTS OF INCOME



                                                 YEAR ENDED JUNE 30,
- -------------------------------------------------------------------------
(in thousands, except per share data)        1996       1995       1994

Revenues:
  License...............................    $38,525    $23,119    $11,558
  Service and other.....................     17,393     12,892      7,511
                                            -----------------------------
     Total revenues.....................     55,918     36,011     19,069
                                            -----------------------------
Cost of revenues:
  License...............................      1,242      1,690      1,085
  Service and other.....................     11,943      7,900      4,401
                                            -----------------------------
     Total cost of revenues.............     13,185      9,590      5,486
                                            -----------------------------
Gross profit............................     42,733     26,421     13,583
                                            -----------------------------
Operating expenses:
  Sales and marketing...................     15,070      7,815      3,612
  Research and development..............      7,117      3,994      1,760
  General and administrative............      6,699      2,790      1,836
                                            -----------------------------
     Total operating expenses...........     28,886     14,599      7,208
                                            -----------------------------
Income from operations..................     13,847     11,822      6,375

Other income (expense), net.............      2,003        260       (107)
                                            -----------------------------
Income before income taxes..............     15,850     12,082      6,268

Provision for income taxes..............      6,175      4,904      2,539
                                            -----------------------------
Net income..............................    $ 9,675    $ 7,178    $ 3,729
                                            =============================
Net income per share....................    $  0.29    $  0.23    $  0.13
                                            =============================
Shares used in per share computation....     33,447     31,410     29,013
                                            =============================
- -------------------------------------------------------------------------

                See notes to consolidated financial statements.

                      OBJECTIVE SYSTEMS INTEGRATORS, INC.
                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

- -------------------------------------------------------------------------------------------------------------------------------
                                               SERIES A                                       DEFERRED
                                             CONVERTIBLE                                        STOCK        RETAINED
                                           PREFERRED STOCK            COMMON STOCK           COMPENSATION    EARNINGS    TOTAL
- -------------------------------------------------------------------------------------------------------------------------------
(in thousands)                            SHARES     AMOUNT       SHARES         AMOUNT
Balance at July 1, 1993............        --        $    --         27,032      $    35      $    --        $ 2,265     $ 2,300
Common stock issued................        --             --             28            2           --             --           2
Repurchase of common stock.........        --             --            (22)           1           --             --           1
Deferred stock compensation........        --             --             --        1,225       (1,225)            --          --
Amortization of deferred stock
  compensation.....................        --             --             --           --          470             --         470
Net income.........................        --             --             --           --           --          3,729       3,729
                                       -----------------------------------------------------------------------------------------
Balance at June 30, 1994...........        --             --         27,038        1,263         (755)         5,994       6,502
Conversion of common stock
  to Series A preferred
  stock............................    27,037             37        (27,037)         (37)          --             --          --
Deferred stock compensation........        --          1,047             --           --       (1,047)            --          --
Amortization of deferred stock
  compensation.....................        --             --             --           --          382             --         382
Net income.........................        --             --             --           --           --          7,178       7,178
                                      ------------------------------------------------------------------------------------------
Balance at June 30, 1995...........    27,037          1,084              1        1,226       (1,420)        13,172      14,062
Conversion of preferred stock
  to common stock at initial
  public offering..................   (27,037)        (1,084)        27,037        1,084           --             --          --
Common stock issued at
  initial public offering, net of
  offering costs of  $6,059........        --             --          3,450       59,491           --             --      59,491
Common stock issued under
  stock plans......................        --             --            813          672           --             --         672
Amortization of deferred stock
  compensation.....................        --             --             --           --          424             --         424
Tax benefit from exercise of
  stock options....................        --             --             --       10,734           --             --      10,734
Net income.........................        --             --             --           --           --          9,675       9,675
                                       -----------------------------------------------------------------------------------------
Balance at June 30, 1996...........        --        $    --         31,301      $73,207      $  (996)       $22,847     $95,058
                                       =========================================================================================
- ------------------------------------------------------------------------------------------------------------------------------

                See notes to consolidated financial statements.

                      OBJECTIVE SYSTEMS INTEGRATORS, INC.
                     CONSOLIDATED STATEMENTS OF CASH FLOWS

- -------------------------------------------------------------------------------------------------------
                                                                               YEAR ENDED JUNE 30,
- --------------------------------------------------------------------------------------------------------
(IN THOUSANDS)                                                             1996        1995       1994
Cash flows from operating activities:
  Net income..........................................................   $  9,675    $ 7,178    $ 3,729
  Adjustments to reconcile net income to net cash provided
   by (used for) operating activities:
     Depreciation and amortization....................................      3,092      1,516        566
     Loss on disposal of property and equipment.......................         --          7         46
     Deferred income taxes............................................       (345)      (368)      (213)
     Amortization of deferred stock compensation......................        424        382        470
     Interest (earned) received on loans to shareholders..............        212       (212)        --
     Effect of changes in:
        Accounts receivable...........................................    (23,280)    (1,806)    (4,499)
        Income tax refund receivable..................................     (7,710)        --         --
        Prepaid expenses and other current assets.....................       (187)      (368)      (270)
        Accounts payable..............................................      1,601        986        566
        Accrued liabilities...........................................      1,196        682        210
        Income taxes payable..........................................      9,862       (315)       384
        Deferred revenue..............................................      2,342      1,228      1,107
                                                                         ------------------------------
           Net cash provided by (used for) operating activities.......     (3,118)     8,910      2,096
                                                                         ------------------------------
Cash flows from investing activities:
  Loans to shareholders collected (issued)............................      4,200     (4,200)        --
  Purchases of property and equipment.................................     (7,577)    (4,555)    (1,738)
  Purchase of other assets............................................        (43)      (210)      (692)
  Proceeds from disposal of property and equipment....................         --         17          8
                                                                         ------------------------------
           Net cash used for investing activities.....................     (3,420)    (8,948)    (2,422)
                                                                         ------------------------------
Cash flows from financing activities:
  Proceeds from issuance of common stock, net.........................     60,163         --          1
  Principal payments on capital leases................................         --         (4)       (12)
  Proceeds (repayments) of line of credit, net........................       (400)       400         --
                                                                         ------------------------------
           Net cash provided by financing activities..................     59,763        396        (11)
                                                                         ------------------------------
Net increase (decrease) in cash and cash equivalents..................     53,225        358       (337)
Cash and cash equivalents:
  Beginning of the year...............................................        763        405        742
                                                                         ------------------------------
  End of the year.....................................................   $ 53,988    $   763    $   405
                                                                         ==============================
Other cash flow information
  Cash paid during the period for:
     Interest.........................................................   $     49    $    78    $    10
                                                                         ==============================
     Income taxes.....................................................   $  3,790    $ 5,586    $ 2,368
                                                                         ==============================
- -------------------------------------------------------------------------------------------------------

                See notes to consolidated financial statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1.   NATURE OF OPERATIONS

Objective Systems Integrators, Inc. ("OSI" or the "Company") develops, markets and supports object-oriented, client/server software solutions for network operations support and management. The Company was founded in June 1989 and began shipments of NetExpert in August 1990. The Company's NetExpert family of products includes a software framework, off-the-shelf network operations support and management applications, programmerless development tools and related professional services. These products and services are designed for use in complex, mission-critical networks and enable the rapid deployment of new and enhanced services over these networks. The Company distributes and sells NetExpert to end users in North America primarily through a direct sales organization. Outside North America, the Company sells its products and services principally through systems integrators and local distributors and, to a lesser extent, through an in-region direct sales force.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION: The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary after elimination of significant intercompany transactions and balances.

USE OF ESTIMATES: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results inevitably will differ from those estimates, and such differences may be material to the financial statements.

CASH AND CASH EQUIVALENTS:   Cash and cash equivalents consist of cash on
deposit with banks and high-quality money market instruments with original maturities of 90 days or less. Due to the short period of time to maturity, fair values of cash and cash equivalents approximate cost.

PROPERTY AND EQUIPMENT:   Property and equipment are recorded at cost.
Depreciation is computed using the straight-line and accelerated methods over the estimated useful lives of the assets, which range from three to seven years.

OTHER ASSETS: Other assets consist primarily of software development costs. In accordance with Statement of Financial Accounting Standards NO. 86, Accounting for the Cost of Computer Software to be Sold, Leased, or Otherwise Marketed, costs for the research and development of new software products and substantial enhancements to existing software products are expensed as incurred until technological feasibility of the product has been established, at which time additional costs are capitalized (ending when the product is available for general release to customers). The Company did not capitalize any software development costs in 1996. The Company capitalized $210,000 and $484,000 of
software development costs in 1995 and 1994, respectively.   Amortization is
computed using the straight-line method over the estimated economic life of the products (not to exceed three years). Amortization of software development costs charged to expense was $221,000, $163,000 and $150,000 for 1996, 1995 and 1994,
respectively.

In March 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 121 ("SFAS 121"), Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. SFAS 121 also addresses the accounting for long-lived assets that are expected to be disposed of. The Company will adopt SFAS 121 in the first quarter of fiscal year 1997 and, based on current circumstances, does not believe the effect of adoption will be material.

REVENUE RECOGNITION: Revenues consist primarily of fees for licenses of the Company's software products, maintenance and customer support and consulting contracts.

  License revenue: Revenue from software licenses for which collectibility is probable and customer acceptance is not dependent on the fulfillment of other significant vendor obligations is generally recognized after shipment and customer acceptance. Costs associated with insignificant vendor obligations are accrued. Revenue from software licenses with other significant vendor obligations is generally recognized using contract accounting on a percentage of completion basis using input or output measuring as appropriate.

  Service and other revenue: Revenue from support contracts is recognized ratably over the term of the agreement, which is typically one year. Other revenue is derived primarily from professional services. Such revenue is generally recognized using the percentage of completion method on a time and materials basis.

  Deferred revenue: Deferred revenue includes unearned amounts received under support contracts and amounts billed to customers but not recognized as revenue.

CONCENTRATION OF CREDIT RISKS: The Company sells its products throughout the world to customers primarily in the telecommunications industry. The Company performs periodic credit evaluations of customers and generally does not require collateral or other security to support accounts receivable. The Company maintains reserves for credit losses, and such losses have been within management's expectations.

NET INCOME PER SHARE: Net income per share is computed using the weighted average number of common and dilutive common equivalent shares outstanding during the period. Pursuant to the Securities and Exchange Commission Staff Accounting Bulletins and Staff Policy, such computations include all common and common equivalent shares issued within 12 months of the initial public offering date as if they were outstanding for all periods presented prior to the offering, using the treasury stock method. Common equivalent shares consist of the incremental common shares issuable upon the conversion of the convertible preferred stock (using the if-converted method) and shares issuable upon the exercise of stock options (using the treasury stock method).

STOCK BASED COMPENSATION: The Company accounts for its stock option and employee stock purchase plans in accordance with the provisions of the Accounting Principles Board's Opinion No. 25 ("APB 25"), Accounting for Stock Issued to Employees. In October 1995, the Financial Accounting Standards Board released Statement of Financial Accounting Standard No. 123 ("SFAS 123"), Accounting for Stock Based Compensation. SFAS 123 provides an alternative to APB 25 and is effective for the Company beginning in fiscal 1997. The Company expects to continue to account for its employee stock plans in accordance with the provisions of APB 25. Accordingly, SFAS 123 is not expected to have a material impact on the Company's financial position or results of operations.

INCOME TAXES:   Income taxes are recorded under the provisions of Statement of
Financial Accounting Standards No. 109, Accounting for Income Taxes, for all periods presented. This statement requires recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between amounts carried on the financial statements and the tax bases of assets and liabilities.

RECLASSIFICATION: Certain prior year balances have been reclassified to comply with current year presentation and did not have an effect on the Company's net income or shareholders' equity.

3. PROPERTY AND EQUIPMENT

   Property and equipment consists of (in thousands):

- ------------------------------------------------------------------

                                                 JUNE 30,
- ------------------------------------------------------------------
                                             1996        1995
Computer equipment......................    $11,609    $ 5,346
Furniture and fixtures..................      1,298        814
Machinery and equipment.................      1,001        347
Trade show equipment....................        399        264
Leasehold improvements..................        312        271
                                            ------------------
  Total.................................     14,619      7,042
Accumulated depreciation and
 amortization...........................     (4,797)    (1,926)
                                            ------------------
Property and equipment -- net...........    $ 9,822    $ 5,116
                                            ==================
- --------------------------------------------------------------

4.   LINE OF CREDIT

The Company has an unsecured revolving line of credit with a bank, pursuant to which the Company may borrow up to $5 million. Under the line of credit agreement, which expires in November 1996, borrowings bear interest at either
(i) a fluctuating rate per annum equal to the prime rate in effect or (ii) a fixed rate per annum equal to 2% above the London Interbank Offered Rate. As of June 30, 1996, there were no borrowings outstanding under the line of credit. The agreement, among other conditions and restrictions, contains certain financial covenants and as of June 30, 1996, the Company was in compliance with these provisions.

5.   INCOME TAXES

The provision for income taxes consists of (in thousands):


- -------------------------------------------------------------------
                                           YEAR ENDED JUNE 30,
- -------------------------------------------------------------------
                                        1996       1995       1994
Current:
  Federal..........................    $5,144     $3,841     $2,057
  State............................     1,172      1,195        619
  Foreign..........................       204        236         76
                                       ----------------------------
     Total current.................     6,520      5,272      2,752
                                       ----------------------------
Deferred
  Federal..........................      (206)      (220)      (170)
  State............................      (139)      (148)       (43)
                                       ----------------------------
     Total deferred................      (345)      (368)      (213)
                                       ----------------------------
Total provision for income taxes...    $6,175     $4,904     $2,539
                                       ============================
- -------------------------------------------------------------------

The income tax benefit related to the exercise of stock options reduces taxes currently payable and is credited to common stock. Such amount was approximately $10.7 million in 1996.

Total income tax expense differs from the amounts computed by applying the statutory federal income tax rate to income before taxes as a result of the following (in thousands):

        -----------------------------------------------------------------------
                                                        YEAR ENDED JUNE 30,
        -----------------------------------------------------------------------
                                                    1996       1995       1994
        Statutory federal tax...................   $5,548     $4,229     $2,194
        State taxes.............................      951        725        376
        Benefit from Foreign Sales
          Corporation...........................     (184)        --         --
        Research and other credits..............     (254)      (132)       (72)
        Other...................................      114         82         41
                                                   ----------------------------
        Total provision for income taxes........   $6,175     $4,904     $2,539
                                                   ============================
        -----------------------------------------------------------------------

The components of deferred tax assets and liabilities are (in thousands):

        -----------------------------------------------------------------------
                                                                   JUNE 30,
        -----------------------------------------------------------------------
                                                                1996       1995
        Deferred tax assets:
          Allowances for doubtful accounts and
            sales returns.......................              $  461     $  264
          Deferred compensation.................                 293        487
          Accrued expense.......................                 618         73
          Tax credit carryforwards..............                 639         --
                                                              -----------------
             Total deferred tax assets..........               2,011        824
                                                              -----------------
        Deferred tax liabilities:
          Depreciation and amortization.........                (201)      (110)
          Capitalized software..................                (138)      (149)
          Other.................................                (226)      (103)
                                                              -----------------
             Total deferred tax liabilities.....                (565)      (362)
                                                              -----------------
        Deferred income tax assets--net.........              $1,446     $  462
                                                              =================
        -----------------------------------------------------------------------

As of June 30, 1996, the Company had federal and state credit carryforwards of $639,000 which will expire at various dates between 2001 and 2011.

6.   LEASE OBLIGATIONS

The Company leases its office facilities under operating lease agreements. Rent expense was approximately $1.2 million, $713,000 and $363,000 for 1996, 1995 and 1994, respectively.

Future minimum lease payments under noncancellable operating leases are as follows (in thousands):

         ----------------------------------
         YEAR  ENDING JUNE 30,
         ----------------------------------
         1997....................    $1,256
         1998....................     1,038
         1999....................       838
         2000....................        80
         2001....................        23
                                     ------
         Total...................    $3,235
                                     ======

7.   EMPLOYEE BENEFIT PLAN

The Company has adopted a qualified 401(k) profit sharing plan (the "Plan") for all eligible employees who have attained the age of 21 years and completed three months of service. The Company may contribute a discretionary matching contribution as a percentage of an employee's salary reduction contribution. Effective July 1, 1994, the Company elected to make a discretionary matching contribution on a payroll by payroll basis, equal to 50% of the employee's salary contribution up to a maximum of 4% of the employee's salary contribution. The Company's contributions to the Plan were approximately $328,000, $275,000 and $200,000 in 1996, 1995 and 1994, respectively. Vesting on all employer contributions is on a graduated schedule, with full vesting after the seventh year of service with the Company.


8.   RELATED PARTY TRANSACTIONS

In 1996, the Company had sales of approximately $3.2 million to Omnipoint Communication, Inc. ("Omnipoint"). The President and Chief Executive Officer of Omnipoint is a member of the Board of Directors of OSI. At June 30, 1996, accounts receivable from Omnipoint were approximately $3.2 million.

In 1995 and 1994, the Company paid $225,000 and $380,000, respectively, for software development costs and software licenses to a corporation in which the Company's principal shareholders have a minority interest.

Notes receivable from shareholders, which bore interest at 6.66% and were collateralized by deeds of trust, were collected in 1996.


9.   SEGMENT AND GEOGRAPHIC INFORMATION AND SIGNIFICANT CUSTOMERS

The Company conducts its business within one business segment. In 1996, no customer accounted for more than 10% of total revenues. In 1995, two customers accounted for 15.8% and 10.5% of total revenues, respectively. In 1994, one customer accounted for 16.9% of revenues.

Export sales information as a percentage of revenues is as follows ("Other" consists of export sales to Latin America and Canada):


       -------------------------------------------------
                                   YEARS ENDED JUNE 30,
       -------------------------------------------------
                                   1996     1995    1994
        Europe.................      5%       6%      4%
        Asia and Pacific Rim...     23       12      13
        Other..................      3        6       9
                                   ---------------------
        Total..................     31%      24%     26%
                                   =====================
       -------------------------------------------------

10.   SHAREHOLDERS' EQUITY

In November 1995, the Company completed the intital public offering of its common stock. The Company sold 3,450,000 shares for net proceeds of $59.5 million.

PREFERRED STOCK: Upon the closing of the Company's initial public offering in November 1995, all issued and outstanding shares of the Company's Series A convertible preferred stock were converted into approximately 27,037,000 shares of the Company's common stock.

STOCK OPTION PLANS:   The Company's 1994 Non-Qualifying Stock Option Plan (the
"Non-Qualified Plan") provides for the granting of non-qualified stock options to officers, key employees, consultants and directors of the Company to purchase common stock at prices not less than the fair value of such stock at the date of grant as determined by the Board of Directors. Options granted under the Non-Qualified Plan generally become exercisable after one year in 20% annual increments and expire ten years from the date of grant. The Company reserved 4,070,000 shares of common stock for issuance under the Non-Qualified Plan. No shares are available for future grant under this plan.

In November 1994, the Company adopted the 1994 Stock Option Plan (the "1994 Plan") under which a total of 3,624,500 shares of common stock, as amended, were reserved for issuance to employees and consultants. Options granted under the 1994 Plan generally vest ratably over four years and expire ten years from the date of grant.

In August 1995, the Company adopted the 1995 Directors Stock Option Plan (the "Director Plan") and reserved 550,000 shares of common stock for issuance thereunder. Under the Director Plan, non-employee directors are granted options to purchase common stock at the fair market value as of the date of grant. Options vest ratably over four years and expire ten years from the date of grant.

Option activity under all plans was as follows (in thousands, except prices):

- --------------------------------------------------------------------------------------
                                           AVAILABLE FOR      OPTIONS           PRICE
                                            FUTURE GRANT    OUTSTANDING         RANGE
- --------------------------------------------------------------------------------------
  Balance at July 1, 1993
     Authorized.........................           5,500            --              --
     Granted............................          (3,713)         3,713         $ 0.08
     Cancelled..........................              55            (55)        $ 0.08
                                                 -------------------------------------------
  Balance at June 30, 1994..............           1,842          3,658         $ 0.08
     Authorized.........................           2,250             --             --
     Granted............................          (1,536)         1,536       $ 0.18-$10.18
     Cancelled..........................             619           (619)        $ 2.11
     Termination of Non-Qualified Plan..          (1,430)            --             --
                                                 -------------------------------------------
  Balance at June 30, 1995                         1,745          4,575    $   0.08-$10.18
     Authorized.........................           1,925             --             --
     Granted............................          (1,196)         1,196    $10.18 - $47.00
     Exercised..........................              --           (776)   $  0.08 - $0.18
     Cancelled..........................              52            (52)   $ 0.18 - $47.00
                                                 -------------------------------------------
  Balance at June 30, 1996..............           2,526          4,943    $ 0.08 - $47.00
                                                 ===========================================
- --------------------------------------------------------------------------------------------

At June 30, 1996, options to purchase approximately 2,809,000 shares of common stock were exercisable at prices ranging from $0.08 to $10.18 per share.

EMPLOYEE STOCK PURCHASE PLAN: In August 1995, The Company adopted an Employee Stock Purchase Plan ("Purchase Plan") under Section 423 of the Internal Revenue Code and reserved 687,500 shares of common stock for issuance under the Purchase Plan. Eligible employees may purchase common stock at a price no less than 85% of the lower of the fair market value at the beginning of each twenty four month offering period or at the end of each six-month exercise period. The six month periods begin in May and November. Purchases are limited to 15% of each employee's compensation. Through June 30, 1996, 37,130 shares of common stock had been issued under the plan and 650,370 shares were reserved for future issuance.

DEFERRED STOCK COMPENSATION: The Company recorded deferred compensation of $2,272,000 for the difference between the grant price and the deemed fair value of certain of the Company's common stock options granted in 1994 and 1995. This amount is being amortized over the vesting period of the individual options, generally four years. Amortization of this compensation expense was $424,000, $382,000 and $470,000 for the years ended 1996, 1995 and 1994, respectively.

RESTRICTED STOCK: In November 1995, the Company granted 33,077 shares of common stock to an executive of the Company. These shares vest over a three year period and compensation expense related to the granting of shares is being amortized over the vesting period based on the fair market value at the date of grant.

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Shareholders
Objective Systems Integrators, Inc.

   We have audited the accompanying consolidated balance sheets of Objective Systems Integrators, Inc. and subsidiary (the Company) as of June 30, 1996 and 1995, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended June 30, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Objective Systems Integrators, Inc. and subsidiary at June 30, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 1996 in conformity with generally accepted accounting principles.

Deloitte & Touche LLP

San Jose, California
August 2, 1996

QUARTERLY DATA (UNAUDITED)

- ----------------------------------------------------------------------------------
                                                          YEAR ENDED JUNE 30, 1996
- ----------------------------------------------------------------------------------
                                            FIRST    SECOND     THIRD      FOURTH
(In thousands, except per share data)      QUARTER   QUARTER   QUARTER     QUARTER
- ----------------------------------------------------------------------------------
Total revenues                             $ 9,959   $16,167   $13,789     $16,003
                                           =======================================
Gross profit                                 7,159    12,523    10,745      12,306
                                           =======================================
Income from operations                       1,853     6,603     2,603       2,788
                                           =======================================
Net income                                 $ 1,103   $ 4,006   $ 2,183     $ 2,383
                                           =======================================
Net income per share                       $  0.04   $  0.12   $  0.06     $  0.07
                                           =======================================
Shares used in per share computation        31,407    32,806    35,348      34,225
                                           =======================================
- ----------------------------------------------------------------------------------

- ----------------------------------------------------------------------------------
                                                          YEAR ENDED JUNE 30, 1995
- ----------------------------------------------------------------------------------
                                            FIRST    SECOND     THIRD       FOURTH
(In thousands, except per share data)      QUARTER   QUARTER   QUARTER     QUARTER
- ----------------------------------------------------------------------------------
Total revenues                             $ 9,644   $10,263   $ 7,476     $ 8,628
                                           =======================================
Gross profit                                 7,845     8,121     4,822       5,633
                                           =======================================
Income from operations                       4,949     4,842       905       1,126
                                           =======================================
Net income                                 $ 2,947   $ 2,909   $   592     $   730
                                           =======================================
Net income per share                       $  0.09   $  0.09   $  0.02     $  0.02
                                           =======================================
Shares used in per share computation        31,410    30,980    30,977      31,410
                                           =======================================
- ----------------------------------------------------------------------------------

COMMON STOCK PRICES AND DIVIDENDS

The Company's common stock has been traded in Nasdaq National Market since the Company's initial public offering in December 1995. According to records of the Company's transfer agent, the Company had approximately 69 shareholders of record as of June 30, 1996. Because many of such shares are held by brokers and other institutions on behalf of shareholders, the Company is unable to estimate the total number of shareholders represented by these record holders. The following table sets forth the low and high sale price as of the close of market of the Company's common stock in each of the Company's last three fiscal quarters.


                                           LOW SALE PRICE   HIGH SALE PRICE
                                           --------------   ---------------
FISCAL 1996:
     Period from December 1, 1995 (date
      of initial public offering)
      through  December 31, 1995                   $19.00            $54.75
     Third quarter                                 $31.50            $54.50
     Fourth quarter                                $35.75            $56.25


The Company's policy has been to reinvest earnings to fund future growth. Accordingly, the Company has not paid dividends and does not anticipate declaring dividends on its common stock in the foreseeable future.